News release

Sun Life redeems Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures

TORONTO – November 23, 2022 – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that it completed the redemption of all of its outstanding $400 million principal amount of Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2022, Sun Life had total assets under management of $1.27 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Sun Life Media and Investor Relations contacts:

Rajani Kamath
Associate Vice-President
Corporate Communications
647-515-7514
Rajani.Kamath@sunlife.com

Yaniv Bitton
Vice-President, Head of Investor Relations & Capital Markets
416-979-6496
Yaniv.Bitton@sunlife.com